Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of TIAN RUIXIANG Holdings Ltd (the “Company,” “we,” “our,” or “us”) for the six (6) months ended April 30, 2022, furnished and included with this report as Exhibit 99.1

Overview

We are a holding company incorporated in the Cayman Islands. We are not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through the VIE established in the People’s Republic of China. We do not have any equity ownership of the VIE, instead, we control and receive the economic benefits of the VIE’s business operations through the VIE Agreements, which are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies. Pursuant to the VIE Agreements, which are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company, under U.S. GAAP, is deemed to have a controlling financial interest in, and be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIE and the VIE structure.

The VIE, TRX ZJ, and its PRC subsidiaries, operate an insurance brokerage business in China, and distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as liability insurance, accidental insurance, automobile insurance, and commercial property insurance; and (2) other insurances, such as health insurance, life insurance, and miscellaneous insurances. We act on behalf of our customers seeking insurance coverage from insurance companies and take pride in our premium customer service.

As an insurance broker, TRX ZJ does not assume underwriting risks; it distributes insurance products underwritten by insurance companies operating in China to our individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this report, TRX ZJ has relationships with over 60 insurance companies in the PRC, and therefore is able to offer a variety of insurance products to our customers.

For the six months ended April 30, 2022, 49.1% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and three insurance companies each accounted for more than 10% of our total revenue: Ping An Property Insurance Co., Ltd. Haozhou Branch, Yong An Property Insurance Co., Ltd. Hangzhou Branch, and Ping An Property Insurance Co., Ltd. Hangzhou Branch, accounted for 14.3%, 11.2% and 10.9%, respectively.

For the six months ended April 30, 2021, 65.9% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and three insurance companies each accounted for more than 10% of our total revenue: Ping An Property Insurance Co., Ltd. Shanghai Branch, China Life Property & Casualty Insurance Co., Ltd. Beijing Branch, and Ping An Property Insurance Co., Ltd. Beijing Branch, accounted for 19.6%, 18.8% and 16.1%, respectively.

China’s independent insurance intermediary market is experiencing rapid growth due to increasing demands for insurance products by the Chinese population. We intend to grow our company by aggressively recruiting talents to join our professional team and sales force, expanding our distribution network through opening more local branches in a number of selective major cities throughout China, and offering premium products and services on our internet insurance distribution platform, Needbao, at http://needbao.tianrx.com, which was designed to achieve superior customer satisfaction. Our goal is to grow to a leading national insurance intermediary company.

The number of TRX ZJ’s branches increased to 9 as of the date of this report. For the six months ended April 30, 2022, TRX ZJ had 517 institutional customers and 2,482 individual customers.

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services, and reputation. Our principal competitors include:

●	Professional insurance intermediaries. According to the CIRC, the first professional insurance intermediary in China appeared in 1999, and by the end of December 2021, the number of insurance intermediaries in China was 2,610, of which approximately 66.48% were insurance agencies, who represents insurance companies, approximately 18.89% were insurance brokers, who represents customers who purchase insurance products, and the rest were insurance adjustment companies. In recent years, governmental supervision and regulation of the insurance industry has become stricter, and obtaining the required operating license to distribute insurance products in China is becoming more difficult, increasing the barrier of entry into this industry. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

●	Insurance companies. We compete against insurance companies that rely on their own sales force to distribute their products. Historically in China, large insurance companies have used both in-house sales force and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and are able to offer our customers a broader range of insurance products underwritten by multiple insurance companies.

●	Other business entities. In China, some business entities may distribute insurance products as an ancillary business, primarily commercial banks, postal offices, car dealers, and hospitals. However, the insurance products distributed by these entities are usually confined to those related to their main lines of business, such as endowment and annuity life insurance products by commercial banks. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products and professional services.

Revenue Category

As a broker of insurance products, we derive our revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. We report revenue net of PRC’s VAT for all the periods presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

The following table illustrates the breakdown of our total revenue by insurance products for the six months ended April 30, 2022 and 2021.

	Six Months Ended April 30, 2022		Six Months Ended April 30, 2021
		Percentage of		Percentage of
	Revenue	Total Revenue	Revenue	Total Revenue
Property and Casualty Insurance
Automobile Insurance
Supplemental	$84,093	8.9%	$114,429	7.0%
Mandatory	35,861	3.8%	13,030	0.8%
Commercial Property Insurance	291,684	30.8%	42,525	2.6%
Liability Insurance	137,277	14.5%	1,166,781	71.3%
Accident Insurance	234,274	24.8%	200,959	12.3%
Other Insurances
Life Insurance	14,907	1.6%	30,318	1.9%
Health Insurance	28,828	3.0%	3,199	0.2%
Miscellaneous Insurances	118,721	12.6%	65,594	3.9%
Total	$945,645	100.0%	$1,636,835	100.0%

Critical Accounting Policies

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the six months ended April 30, 2022 and 2021 include the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets and the associated valuation allowances, the determination of the fair value of the warrants, and valuation of stock-based compensation.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).

●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s revenue is derived from a contract with customers, which is the provision of insurance brokerage services. The Company does not provide any insurance agent services. The distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums. Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

No allowance for cancellation has been recognized for brokerage business as the Company estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellation of policies were 0.8% and 1.6% of the total commission revenue for the six months ended April 30, 2022 and 2021, respectively.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company spent approximately 9 hours in connection with the claim process services provided to the insureds for both of the six months ended April 30, 2022 and 2021. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Stock-based Compensation

The Company follows the provisions of FASB ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting or on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

Commitment and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recent Accounting Pronouncements

For details of applicable new accounting standards, please, refer to Recent Accounting Pronouncements in Note 3 of our unaudited condensed consolidated financial statements in this report.

Impact of COVID-19 on our Operations

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are full of uncertainties and change quickly. Although the COVID-19 pandemic has caused business disruptions in China and the Company’s business was negatively affected due to various government restrictions put in place to attempt to stop the spread of the COVID-19 pandemic, our operations have continued during the COVID-19 pandemic and have not been materially impacted to date.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 may impact its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic, and governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic.

RESULTS OF OPERATIONS

This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

Comparison of Results of Operations for the Six Months Ended April 30, 2022 and 2021

The following table sets forth a summary of our consolidated results of operations for the six months ended April 30, 2022 and 2021.

	Six Months Ended April 30,		Changes in
	2022	2021	Amount	Percentage
Revenue	$945,645	$1,636,835	$(691,190)	(42.2)%
Operating expenses:
Selling and marketing	1,113,896	859,388	254,508	29.6%
General and administrative	3,712,173	1,242,942	2,469,231	198.7%

Total operating expenses	4,826,069	2,102,330	2,723,739	129.6%

Loss from operations	(3,880,424)	(465,495)	(3,414,929)	733.6%

Other income, net	398,107	68,476	329,631	481.4%

Loss before income taxes	(3,482,317)	(397,019)	(3,085,298)	777.1%

Income taxes	21,410	6,917	14,493	209.5%

Net loss	(3,503,727)	(403,936)	(3,099,791)	767.4%

Foreign currency translation adjustment	(947,912)	297,237	(1,245,149)	(418.9)%

Comprehensive loss	$(4,451,639)	$(106,699)	$(4,344,940)	4,072.1%

Revenue

Revenue for the six months ended April 30, 2022 totaled $945,645, a decrease of $691,190, or 42.2%, compared with $1,636,835 for the six months ended April 30, 2021. This decrease was primarily attributable to a significant decrease in commission from liability insurance of approximately $1,030,000 resulting from the loss of insurance company partners, offset by an increase in commission from commercial property insurance of approximately $249,000 driven by our business expansion and an increase in commission from other miscellaneous insurances of approximately $90,000. We expect that our revenue will increase in the near future because we increased the number of sales professionals to sell insurance products and plan to launch aggressive marketing and advertising campaigns.

Operating Expenses

During the six months ended April 30, 2022 and 2021, operating expenses included selling and marketing expenses and general and administrative expenses.

Selling and Marketing

Selling and marketing expenses amounted to $1,113,896 for the six months ended April 30, 2022, as compared to $859,388 for the six months ended April 30, 2021, an increase of $254,508, or 29.6%. The increase was mainly attributable to an increase in the stock-based compensation of approximately $583,000 which reflected the value of our ordinary shares granted to our sales professionals, offset by a decrease in marketing fees of approximately $328,000 due to our decreased marketing activities.

Our selling and marketing expenses as a percentage of revenue for the six months ended April 30, 2022 increased to 117.8% from 52.5% for the six months ended April 30, 2021. The increase was primarily attributable to an increase in our selling and marketing expenses and a decrease in our revenue as described above. We expect that our selling and marketing expenses will continue to increase in the near future since we plan to increase our marketing activities and launch aggressive advertising campaigns.

General and Administrative

General and administrative expenses amounted to $3,712,173 for the six months ended April 30, 2022, as compared to $1,242,942 for the six months ended April 30, 2021, an increase of $2,469,231, or 198.7%.

For the six months ended April 30, 2022 and 2021, general and administrative expenses consisted of the following:

	Six Months Ended April 30,		Changes in
	2022	2021	Amount	Percentage
Professional fees	$930,873	$656,534	$274,339	41.8%
Compensation and related benefits	2,346,067	424,225	1,921,842	453.0%
Rent and related utilities	212,908	82,569	130,339	157.9%
Directors and officers’ liability insurance premium	170,785	—	170,785	100.0%
Depreciation and amortization	12,496	13,492	(996)	(7.4)%
Travel and entertainment	6,049	19,314	(13,265)	(68.7)%
Others	32,995	46,808	(13,813)	(29.5)%
	$3,712,173	$1,242,942	$2,469,231	198.7%

●	Professional fees primarily consisted of legal fee, audit fee, consulting fee, investor relations service charge and other fees incurred for services related to being a public company. For the six months ended April 30, 2022, professional fees increased by $274,339, or 41.8%, as compared to the six months ended April 30, 2021. The increase was mainly attributable to an increase in audit fee of approximately $77,000, an increase in consulting fee of approximately $100,000 due to the increase in consulting service providers, an increase in legal fee of approximately $83,000, and an increase in investor relations service charge of approximately $34,000, offset by a decrease in other miscellaneous items of approximately $20,000. We expect that our professional fees will remain in its current level with minimal decrease in the near future.

●	For the six months ended April 30, 2022, compensation and related benefits increased by $1,921,842, or 453.0%, as compared to the six months ended April 30, 2021. The significant increase was primarily attributable to an increase in the stock-based compensation of approximately $1,821,000 reflecting the value of our Class A ordinary shares granted to our management, as well as an increase in the management’s compensation and related benefits of approximately $101,000 as we started paying salaries to our chief executive officer and chief financial officer in January 2021 when we became a public company in the United States. We expect that our compensation and related benefits will remain in its current level with minimal increase in the near future.

●	For the six months ended April 30, 2022, rent and related utilities increased by $130,339, or 157.9%, as compared to the six months ended April 30, 2021. The increase was mainly due to the increased monthly rent driven by increased office space.

●	For the six months ended April 30, 2022, directors and officers’ liability insurance premium increased by $170,785, or 100.0%, as compared to the six months ended April 30, 2021. During the first half of fiscal 2021, we did not incur any directors and officers’ liability insurance fee.

●	For the six months ended April 30, 2022, depreciation and amortization decreased by $996, or 7.4%, as compared to the six months ended April 30, 2021. The decrease was primarily due to certain office equipment and furniture had reached the end of depreciation period and no further depreciation is required for these fixed assets in the first half of fiscal 2022. We expect that our depreciation and amortization will continue to decrease in the near future.

●	For the six months ended April 30, 2022, travel and entertainment expenses decreased by $13,265, or 68.7%, as compared to the six months ended April 30, 2021. The decrease was mainly due to decreased business travel activities incurred in the first half of fiscal 2022 resulting from COVID-19. We expect that our travel and entertainment expenses will increase in the near future.

●	Other general and administrative expenses were primarily comprised of office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the six months ended April 30, 2022, other general and administrative expenses decreased by $13,813, or 29.5%, as compared to the six months ended April 30, 2021, reflecting our efforts at stricter controls on corporate expenditure.

Loss from Operations

As a result of the foregoing, for the six months ended April 30, 2022, loss from operations amounted to $3,880,424, as compared to $465,495 for the six months ended April 30, 2021, resulting in a change of $3,414,929, or 733.6%.

Other Income

Other income primarily includes interest income generated by note receivable and miscellaneous income. Other income, net, totaled $398,107 for the six months ended April 30, 2022, as compared to $68,476 for the six months ended April 30, 2021, an increase of $329,631, or 481.4%, which was mainly attributable to an increase in interest income of approximately $74,000 generated from our note receivable and an increase in other income of approximately $255,000.

Income Taxes

Income taxes expense was $21,410 for the six months ended April 30, 2022, as compared to $6,917 for the six months ended April 30, 2021, an increase of $14,493, or 209.5%. The increase in income taxes expense was primarily attributable to increase in taxable income generated by our operating entities.

Net Loss

As a result of the factors described above, our net loss was $3,503,727 for the six months ended April 30, 2022, as compared to $403,936 for the six months ended April 30, 2021, a change of $3,099,791, or 767.4%.

Net Loss Attributable to Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of April 30, 2022, these two individuals owned in the aggregate 0.2% of the equity interests of Hengbang Insurance, which was not under the Company’s control. The net loss attributable to Non-controlling Interest was $20 and $1 for the six months ended April 30, 2022 and 2021, respectively.

Net Loss Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $3,503,707 or $0.28 per share (basic and diluted) for the six months ended April 30, 2022, as compared with $403,935 or $0.06 per share (basic and diluted) for the six months ended April 30, 2021, a change of $3,099,772, or 767.4%.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of TRX and TRX HK is the U.S. dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translation, which is a non-cash adjustment, we reported a foreign currency translation loss of $947,912 and a foreign currency translation gain of $297,237 for the six months ended April 30, 2022 and 2021, respectively. This non-cash loss/gain had the effect of increasing/decreasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had a comprehensive loss of $4,451,639 and $106,699 for the six months ended April 30, 2022 and 2021, respectively.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At April 30, 2022 and October 31, 2021, we had cash, cash equivalents, and restricted cash of approximately $29,810,000 and $30,844,000, respectively. These funds are mainly kept in financial institutions located in China.

Under applicable PRC regulations, foreign invested enterprises, or FIEs, in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

In addition, a majority of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to TRX through loans, advances or cash dividends.

The current PRC Enterprise Income Tax (“EIT”) Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital from October 31, 2021 to April 30, 2022:

	April 30,	October 31,	Changes in
	2022	2021	Amount	Percentage
Working capital:
Total current assets	$37,842,294	$31,630,139	$6,212,155	19.6%
Total current liabilities	1,325,542	1,117,716	207,826	18.6%
Working capital	$36,516,752	$30,512,423	$6,004,329	19.7%

Our working capital increased by $6,004,329 to $36,516,752 at April 30, 2022 from $30,512,423 at October 31, 2021. The increase in working capital was primarily attributable to a significant increase in note receivable and related interest receivable of approximately $7,687,000 resulting from the reclassification of note receivable and related interest receivable from non-current to current, and a decrease in operating lease liabilities of approximately $80,000, offset by a significant decrease in cash of approximately $1,009,000 primarily due to the exchange rate fluctuation between RMB and US dollars, a decrease in accounts receivable of approximately $223,000 driven by our efforts at collection, a decrease in other current assets of approximately $221,000 mainly due to the decrease in prepaid directors and officers’ liability insurance premium of approximately $214,000 resulting from amortization of prepaid premium in the first half of fiscal 2022, an increase in salary payable of approximately $104,000, and an increase in accrued liabilities and other payables of approximately $180,000 which was mainly attributable to an increase in accrued professional service fees of approximately $120,000 driven by increased professional service providers and an increase in other miscellaneous payables of approximately $60,000.

Because the exchange rate conversion is different for the condensed consolidated balance sheets and the unaudited condensed consolidated statements of cash flows, the changes in assets and liabilities reflected on the unaudited condensed consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the condensed consolidated balance sheets.

Cash Flows for the Six Months Ended April 30, 2022 Compared to the Six Months Ended April 30, 2021

The following summarizes the key components of our cash flows for the six months ended April 30, 2022 and 2021:

	Six Months Ended April 30,
	2022	2021
Net cash (used in) provided by operating activities	$(75,608)	$1,094,123
Net cash used in investing activities	(2,436)	—
Net cash provided by financing activities	—	10,714,389
Effect of exchange rate on cash, cash equivalents and restricted cash	(955,185)	238,374
Net (decrease) increase in cash, cash equivalents and restricted cash	$(1,033,229)	$12,046,886

Net cash flow used in operating activities for the six months ended April 30, 2022 was $75,608, which primarily reflected our consolidated net loss of approximately 3,504,000, and the changes in operating assets and liabilities mainly consisting of an increase in interest receivable of approximately $74,000, and a decrease in operating lease liabilities of approximately $107,000, offset by a decrease in account receivable of approximately $222,000 driven by our efforts at collection, a decrease in other assets of approximately $293,000 mainly due to the decrease in prepaid directors and officers’ liability insurance premium of approximately $214,000 resulting from amortization of prepaid premium in the first half of fiscal 2022 and the decrease in prepaid professional fees of approximately $85,000 driven by recognition as expense over the first half of fiscal 2022, and an increase in salary payable of approximately $109,000, and an increase in accrued liabilities and other payables of approximately $182,000, which was mainly attributable an increase in accrued professional service fees of approximately $120,000 driven by increased professional service providers and an increase in other payables of approximately $60,000, and the add-back of non-cash items mainly consisting of amortization of right-of-use assets of approximately $169,000 and stock-based compensation and service expense of approximately $2,589,000.

Net cash flow provided by operating activities for the six months ended April 30, 2021 was $1,094,123, which primarily reflected the add-back of non-cash item mainly consisting of amortization of right-of-use assets of approximately $133,000, and the changes in operating assets and liabilities mainly consisting of a significant decrease in accounts receivable of approximately $923,000 due to our efforts in collection, a decrease in other current assets of approximately $135,000, an increase in salary payable of approximately $218,000, which was mainly driven from the increase in accrued salary for chief executive officer and chief financial offer since we became a public company in January 2021, and an increase in accrued liabilities and other payables of approximately $250,000 due to the increase in accrued professional service fees, offset by a decrease in operating lease liabilities of approximately $141,000, and our consolidated net loss of approximately $404,000.

Net cash flow used in investing activities was $2,436 for the six months ended April 30, 2022. During the six months ended April 30, 2022, we made payment for purchase of property and equipment of approximately $2,000. There was no investing activity during the six months ended April 30, 2021.

Net cash flow provided by financing activities was $0 for the six months ended April 30, 2022 as compared to $10,714,389 for the six months ended April 30, 2021. During the six months ended April 30, 2022, we received proceeds from related parties’ borrowings of approximately $234,000, offset by repayment made for related parties’ borrowings of approximately $234,000. During the six months ended April 30, 2021, we received proceeds from note payable of approximately $75,000, and proceeds from related parties’ borrowings of approximately $1,652,000, and net proceeds from initial public offering of approximately $10,850,000, offset by repayments made for related parties’ borrowings of approximately $1,863,000.

Our capital requirements for the next twelve months primarily relate to working capital requirements, including salaries, fees related to third parties’ professional services, reduction of accrued liabilities, and the development of business opportunities. These uses of cash will depend on numerous factors including our revenue, and our ability to control costs. All funds received have been expended in the furtherance of growing the business. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	An increase in working capital requirements to finance our current business;

●	The use of capital for mergers, acquisitions, and the development of business opportunities;

●	Addition of personnel as the business grows; and

●	The cost of being a public company.

We believe that our current cash will be sufficient to meet our anticipated cash requirements for the next twelve months.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows. The following tables summarize our contractual obligations as of April 30, 2022, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
		Less than 1
Contractual Obligation:	Total	year	1-3 years	3-5 years	5+ years
Office leases commitment	$357,957	$265,636	$92,321	$—	$—
Total	$357,957	$265,636	$92,321	$—	$—

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenue and operating results have been impacted by exchange rate fluctuations between RMB and US dollars. For the six months ended April 30, 2022 and 2021, we had unrealized foreign currency translation loss of approximately $948,000 and unrealized foreign currency translation gain of approximately $297,000, respectively, because of changes in the exchange rate.

Concentrations of Credit Risk

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations have been influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Inflation

As of the date of this report, the effect of inflation on our revenue and operating results was not significant.